December 16, 2024

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd, 2nd floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Form 10-K for the year ended December 31, 2023
           Filed April 16, 2024
           File No. 001-41588
Dear Joseph La Rosa:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction